

Bradford & Bingley



05006748

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

SUPPL

9 March 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

dlw 3/23

25 February 2005

Bradford & Bingley completes acquisition of £251 million loan portfolio from GMAC-RFC

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £251 million. This is the first purchase resulting from an agreement announced in January 2005 to acquire up to £1.4 billion of loans during 2005 from GMAC-RFC.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £38.2 billion on 31st December 2004, by around 0.7%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 21% buy-to-let, 44% self-certified with the remainder standard mortgages. The book has an average loan size of approximately £131,000 and an average loan to value of approximately 72%.

Notes

- The consideration figures include the assets purchased and a premium payable to the seller.

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Press Office:
Nickie Aiken
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5632
Fax: 020 7067 5655
Email: nickie.aiken@bbg.co.uk

END

Re 82-5154

Bradford & Bingley plc

SHARE SUBSCRIPTION BY TRUSTEE TO SATISFY EXECUTIVE INCENTIVE PLAN AWARDS

Please note that, in order to facilitate the operation of the Executive Incentive Plan 2004 ("EIP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), subscribed for 334,688 ordinary shares of 25 pence in Bradford & Bingley plc at a price of 323 pence per share on 1 March 2005. Awards, subject to the EIP rules, were made over those shares during 2005 and Mourant & Co Trustees Limited have agreed to satisfy those options.

Steven Crawshaw, Robert Dickie and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

1 March 2005

Directors' shareholdings

Below are details of share allocations made to Directors on 1 March 2005.

Executive Incentive Plan 2004

The following allocations of Ordinary 25p shares were made under the terms of the above Plan.

Director	Number of shares allocated
Steven Crawshaw	54,752
Rosemary Thorne	39,178
Robert Dickie	31,026

Subject to the rules of the Plan, the shares will be released to the Directors in March 2008. The Directors will receive any dividends payable on the shares prior to the release date. Subject to the achievement of performance conditions, linked to earnings per share growth, additional matching shares may be allocated to the Directors on the date of the release in March 2008.

The shares were allocated at a price of 323.00p.

1 March 2005

END

Directors' shareholdings

Below are details of ordinary 25 pence shares transferred to Directors on 7 March 2005 and of sales, as appropriate, that took place on 7 March 2005. These shares were originally awarded under the terms of the Performance Share Plan on 6 March 2002 and 3 May 2002, and were subject to the achievement of performance targets set on the dates of the awards. The performance measurement was based on Total Shareholder Return compared to the comparator group of companies. For the period 1 January 2002 - 31 December 2004 the Company were ranked sixth in the comparator group and 69.2% of shares awarded under the standard performance criterion vested, whilst 40% of shares awarded under the stretch performance criterion vested. The purpose of the share sales below was to meet tax and national insurance liabilities.

Director	Shares received	Shares sold	Sale price (pence)	Shares retained
Steven Crawshaw	76,949	31,614	327.25	45,335
Rosemary Thorne	100,555	41,312	327.25	59,243

8 March 2005

END

Re 82-5154

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of three subsidiary companies engaged in investment management.
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees	1,370,100
Bank of New York Nominees	6,125,771
Northern Trust	1,287,600
Chase Nominees Ltd	11,712,656
Midland Bank plc	2,392,300
Bankers Trust	581,400
Barclays Bank	572,700
Citibank London	654,300
Royal Trust	23,700
Morgan Guaranty	167,600
Nortrust Nominees	4,639,202
State Street Bank & Trust Co.	1,243,600
Citibank	83,100
HSBC Bank plc	777,100
Mellon Nominees (UK) Ltd	1,225,600
JP Morgan Chase Bank	863,400
Lloyds Bank	51,600
Citibank NA	115,500
Deutsche Bank AG	746,300
Chase Manhattan Nominee Ltd	133,700
Mellon Bank N.A.	258,500
Northen Trust AVFC	184,800

KAS UK	78,500
Bank One London	107,900
Clydesdale Bank plc	159,500
Morgan Stanley	33,500
J.P. Morgan	2,694,200
Royal Bank of Scotland	80,100
ROY Nominees Limited	20,400

5. Number of shares / amount of stock acquired

6,213,602

6. Percentage of issued class

0.98%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

4 March 2005

12. Total holding following this notification

38,384,629

13. Total percentage holding of issued class following this notification

6.054%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

1 March 2005

Re 82-5154

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of three subsidiary companies engaged in investment management.
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees	2,616,200
Bank of New York Nominees	6,631,371
Northern Trust	1,314,500
Chase Nominees Ltd	16,275,656
Midland Bank plc	3,226,900
Bankers Trust	1,392,400
Barclays Bank	572,700
Citibank London	669,600
Royal Trust	23,700
Morgan Guaranty	167,600
Nortrust Nominees	5,289,400
State Street Bank & Trust Co.	1,268,500
Citibank	83,100
HSBC Bank plc	785,700
Mellon Nominees (UK) Ltd	1,607,500
JP Morgan Chase Bank	1,284,900
Lloyds Bank	52,700
Citibank NA	149,400
Deutsche Bank AG	747,200
Chase Manhattan Nominee Ltd	133,700
Mellon Bank N.A.	259,600
Northen Trust AVFC	184,800

KAS UK	78,500
Bank One London	107,900
Clydesdale Bank plc	159,500
Morgan Stanley	33,500
J.P. Morgan	2,694,200
Royal Bank of Scotland	81,800
ROY Nominees Limited	20,400
BT Globenet Nominees Ltd	78,000
MSS Nominees Limited	24,500
HSBC	21,000

5. Number of shares / amount of stock acquired

9,650,198

6. Percentage of issued class

1.52%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

8 March 2005

12. Total holding following this notification

48,036,427

13. Total percentage holding of issued class following this notification

7.572%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

9 March 2005